As filed with the Securities and Exchange Commission on October 19, 2000
                                           Registration Statement No. 333-

                             -----------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------
                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             -----------------------
                             CONEXANT SYSTEMS, INC.
             (Exact name of registrant as specified in its charter)
                             -----------------------
                               4311 Jamboree Road
                      Newport Beach, California 92660-3095
   Delaware                      (949) 483-4600                  25-1799439
(State or other           (Address, including zip code,       (I.R.S. Employer
jurisdiction of         and telephone number, including      Identification No.)
incorporation or      area code, of registrant's principal
organization)                   executive offices)
                             -----------------------

                            DENNIS E. O'REILLY, ESQ.
                             Senior Vice President,
                          General Counsel and Secretary
                             Conexant Systems, Inc.
                               4311 Jamboree Road
                      Newport Beach, California 92660-3095
                                 (949) 483-4600
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                    Copy to:
                              PETER R. KOLYER, ESQ.
                             Chadbourne & Parke LLP
                              30 Rockefeller Plaza
                            New York, New York 10112
                                 (212) 408-5100
                             -----------------------

     Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                             -----------------------
                         Calculation of Registration Fee

======================================= ================ ================ ================== ================
                                                         Proposed maximum  Proposed maximum
Title of each class of securities to be   Amount to be    offering price  aggregate offering    Amount of
                 registered              registered (1)    per unit (2)       price (2)      registration fee
--------------------------------------- ---------------- ---------------- ------------------ ----------------
Common Stock, par value $1 per share
(including the associated Preferred
Share Purchase Rights)...............       2,075,260       $28.84375         $59,858,281        $15,803
--------------------------------------- ---------------- ---------------- ------------------ ----------------

(1)  This represents the number of shares of the registrant's common stock that
     (a) were issued to three shareholders of Novanet Semiconductor Ltd., an Israeli company, in connection with the acquisition of all outstanding shares of Novanet on September 22, 2000 and (b) that may be issued on exercise by 15 former Novanet employees and directors and Novanet consultants of options to purchase the registrant's common stock resulting from the conversion in the acquisition of options to purchase shares of Novanet into options to purchase shares of the registrant's common stock. The shares of common stock set forth in the Calculation of Registration Fee Table, and which may be offered pursuant to this registration statement, include, pursuant to Rule 416 under the Securities Act, such additional number of shares of the registrant's common stock as may become issuable as a result of any stock splits, stock dividends or similar events.

(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act based on the average of the high and low prices of the common stock as reported on October 18, 2000 on The Nasdaq Stock Market, Inc. National Market System.

                             -----------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING SECURITYHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                SUBJECT TO COMPLETION, DATED              , 2000

PROSPECTUS
----------
                             CONEXANT SYSTEMS, INC.

                                2,075,260 SHARES
                                       OF
                                  COMMON STOCK
           (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)

                             -----------------------


     In connection with the acquisition of all outstanding shares of Novanet Semiconductor Ltd., on September 22, 2000 we issued 1,802,176 shares of our common stock to the three shareholders of Novanet and 216,800 shares of our common stock to The Chase Manhattan Bank, as escrow agent, who will hold these shares in escrow. The number of escrowed shares to be released to the former shareholders of Novanet from the escrow will be subject to reduction for any indemnity claims that may be made by us against the former shareholders of Novanet. This prospectus may be used by former shareholders of Novanet to resell the common stock received by them in the Novanet acquisition transaction, including any escrowed shares ultimately released to them. In addition, this prospectus may be used by any transferee of those shares of common stock transferred by a former shareholder of Novanet. This prospectus may also be used by us to offer and sell shares of common stock upon the exercise by 15 former Novanet employees and directors and Novanet consultants of options to purchase shares of our common stock resulting from the conversion in the acquisition of options to purchase shares of Novanet into options to purchase shares of our common stock.

     Our common stock is traded on the Nasdaq National Market under the symbol "CNXT". On October 18, 2000, the last reported sale price for our common stock on the Nasdaq National Market was $26.31 per share.

                             -----------------------

     INVESTING IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. PLEASE CONSIDER THE "RISK FACTORS" BEGINNING ON PAGE 2 OF THIS PROSPECTUS.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             -----------------------

              The date of this prospectus is              , 2000

                                Table of Contents
                                                                          Page
                                                                          ----
SUMMARY.....................................................................1
RISK FACTORS................................................................2
USE OF PROCEEDS............................................................20
PRICE RANGE OF COMMON STOCK................................................21
COMMON STOCK ISSUABLE ON EXERCISE OF OPTIONS HELD BY FORMER NOVANET
     EMPLOYEES, DIRECTORS AND CONSULTANTS..................................21
NOVANET EMPLOYEE SHARES OPTION PLAN........................................22
DIVIDEND POLICY............................................................24
DESCRIPTION OF CAPITAL STOCK...............................................25
SELLING SECURITYHOLDERS....................................................33
PLAN OF DISTRIBUTION.......................................................34
LEGAL MATTERS..............................................................37
EXPERTS....................................................................37
HOW TO OBTAIN MORE INFORMATION.............................................37
FORWARD-LOOKING STATEMENTS.................................................39

                                     SUMMARY

CONEXANT SYSTEMS, INC.

     Conexant Systems, Inc. (which may be referred to as Conexant, we, us or our) is the world's largest independent company focused exclusively on providing semiconductor products for communications electronics. With more than 30 years of experience in developing communications products, we draw upon our expertise in mixed-signal processing to deliver integrated systems and semiconductor products for a broad range of communications applications. These products facilitate communications worldwide through wireline voice and data communications networks, cordless and cellular wireless telephony systems, personal imaging devices and equipment, and emerging cable and wireless broadband communications networks. We align our business into five product platforms:

     o   Network Access

     o   Wireless Communications

     o   Digital Infotainment

     o   Personal Imaging

     o   Personal Computing

     Before December 31, 1998, we were a wholly-owned subsidiary of Rockwell International Corporation and, together with certain other subsidiaries and divisions of Rockwell, operated Rockwell's semiconductor systems business ("Semiconductor Systems"). On December 31, 1998, we became an independent, public company by means of a tax-free spin-off from Rockwell.

     Unless the context otherwise indicates, as used in this prospectus, all references to Conexant, we, us and our are to Semiconductor Systems for periods prior to our spin-off from Rockwell and to Conexant and its subsidiaries for periods following the spin-off.

ACQUISITION OF NOVANET SEMICONDUCTOR LTD.

     On September 22, 2000, we completed the acquisition of Novanet Semiconductor Ltd., an Israeli company dedicated to the design and development of high-speed integrated circuits used in physical layer solutions for a broad range of networking applications in the Internet and telecommunications infrastructure markets. The aggregate consideration we will pay on the transaction is up to approximately 2,369,424 shares of our common stock. The aggregate consideration consists of 1,802,176 shares of our common stock issued to former shareholders of Novanet at the closing, 216,800 shares of our common stock which are being held in escrow to pay any contingent indemnification obligations and approximately 294,166 shares of our common stock reserved for issuance upon the exercise of options to purchase shares of our common stock that were converted in the acquisition from options to purchase shares of Novanet. The shares issuable upon exercise of such options held by former employees and directors and Novanet consultants, amounting to approximately 56,282 shares, are being registered hereunder. The shares issuable upon exercise of such options held by current Novanet employees amounting to approximately 237,884 shares, are being registered on a separate registration statement and are not covered by this prospectus. Under the Registration Rights Agreement dated as of September 22, 2000 by and among Conexant, Novacom Technologies Ltd., Ericsson Microelectronics AB and C. Mer Industries Ltd., we have agreed to register the resale of shares of our common stock issued at the closing of the Novanet acquisition transaction, including shares of our common stock that may be released from the escrow for indemnification claims.

                                  RISK FACTORS

     You should carefully consider and evaluate all of the information in this prospectus, including the risk factors listed below. Any of these risks could materially and adversely affect our business, financial condition and results of operations, which in turn could materially and adversely affect the price of our common stock or other securities.

OUR FUTURE SUCCESS DEPENDS LARGELY ON THE CONTINUED GROWTH OF OUR EXPANSION PLATFORMS.

     Our recent revenue growth is principally a result of our plan, begun in 1995, to diversify our business and expand into the following selected related product platforms:

     o   Network Access;

     o   Wireless Communications;

     o   Digital Infotainment; and

     o   Personal Imaging.

     These product platforms represented 64 percent of our total revenues for the first nine months of fiscal 2000, compared to 54 percent for the first nine months of fiscal 1999. We believe that these platforms continue to offer higher growth prospects than our dial-up modem business. Our future financial performance and overall success, particularly in the long term, will depend largely on the rate of sales growth and margin contribution of our expansion platforms and whether these platforms will continue to increase their relative contribution to our financial performance.

     There are numerous risks inherent in our diversification and expansion strategy, many of which are beyond our control. In certain product lines within these expansion platforms, we currently have minimal market presence relative to other more established competitors. Moreover, continued growth of these expansion platforms depends, in part, on the ability of our customers to develop new and enhanced products and to successfully introduce and market those products to end users. We cannot assure you that we will be able to sustain the recent growth of our expansion platforms or that our diversification and expansion program will be successful. A failure of this program would have a material adverse effect on our business, financial condition and results of operations.

WE MUST INCUR SUBSTANTIAL RESEARCH AND DEVELOPMENT EXPENSES.

     The semiconductor industry requires substantial investment in research and development. In order to remain competitive, we must continue to make substantial investments in research and development to develop new and enhanced products. We cannot assure you that we will have sufficient resources to develop new and enhanced technologies and competitive products. Our failure to continue to make sufficient investments in research and development programs could have a material adverse effect on our business, financial condition and results of operations.

OUR SUCCESS IS DEPENDENT UPON OUR ABILITY TO TIMELY DEVELOP NEW PRODUCTS AND REDUCE COSTS.

     Our operating results will depend largely on our ability to continue to introduce new and enhanced semiconductor products on a timely basis. Successful product development and introduction depends on numerous factors, including, among others:

     o our ability to anticipate customer and market requirements and changes in technology and industry standards;

     o    our ability to accurately define new products;

     o our ability to timely complete new products and introduce our products to the market;

     o our ability to differentiate our products from offerings of our competitors; and

     o    market acceptance of our products.

     Furthermore, we are required to continually evaluate expenditures for planned product development and to choose among alternative technologies based upon our expectations of future market growth. We cannot assure you that we will be able to develop and introduce new or enhanced products in a timely and cost-effective manner, that our products will satisfy customer requirements or achieve market acceptance, or that we will be able to anticipate new industry standards and technological changes. We also cannot assure you that we will be able to respond successfully to new product announcements and introductions by competitors.

     In addition, prices of established products may decline, sometimes significantly, over time. We believe that in order to remain competitive we must continue to reduce the cost of producing and delivering existing products at the same time that we develop and introduce new or enhanced products. We cannot assure you that we will be able to continue to reduce the cost of our products to remain competitive.

WE MUST INCUR SIGNIFICANT CAPITAL EXPENDITURES FOR MANUFACTURING TECHNOLOGY AND EQUIPMENT TO REMAIN COMPETITIVE.

     The semiconductor industry is highly capital intensive. Semiconductor manufacturing requires a constant upgrading of process technology to remain competitive, as new and enhanced semiconductor processes are developed which permit smaller, more efficient and more powerful semiconductor devices. We maintain our own manufacturing, assembly and test facilities which have required and will continue to require significant investments in manufacturing technology and equipment.

     We expect fiscal 2000 capital expenditures to be in excess of $300 million, compared to $214 million spent on capital expenditures during fiscal 1999. There can be no assurance that we will have sufficient capital resources to make necessary investments in manufacturing technology and equipment.

WE FACE A RISK THAT CAPITAL NEEDED FOR OUR BUSINESS WILL NOT BE AVAILABLE WHEN WE NEED IT.

     We believe that cash flows from operations, existing cash reserves, and available borrowings under our $475 million revolving credit facility will be sufficient to satisfy our future research and development, capital expenditure, working capital and other financing requirements. However, we cannot assure you that this will be the case or that we will have access to alternative sources of capital on favorable terms or at all.

     In addition, we have and will continue to review on an ongoing basis strategic investments and acquisitions which will help us grow our business. These investments and acquisitions may require additional capital resources. We cannot assure you that the capital required to fund these investments and acquisitions will be available in the future.

OUR OPERATING RESULTS MAY BE IMPACTED BY SUBSTANTIAL QUARTERLY AND ANNUAL FLUCTUATIONS AND MARKET DOWNTURNS.

     These fluctuations are due to a number of factors, many of which are beyond our control. These factors include, among others:

     o    the effects of competitive pricing pressures;

     o    decreases in average selling prices of our products;

     o    production capacity levels and fluctuations in manufacturing yields;

     o    availability and cost of products from our suppliers;

     o    the gain or loss of significant customers;

     o our ability to develop, introduce and market new products and technologies on a timely basis;

     o    new product and technology introductions by competitors;

     o    changes in the mix of products produced and sold;

     o    market acceptance of our products and our customers' products;

     o    intellectual property disputes;

     o    seasonal customer demand;

     o    the timing of significant orders; and

     o    the timing and extent of product development costs.

     General economic or other conditions causing a downturn in the market for semiconductor products, affecting the timing of customer orders or causing order cancellations or rescheduling of orders, could also adversely affect our operating results. Moreover, our customers may change delivery schedules or cancel or reduce orders without significant penalty and generally are not subject to minimum purchase requirements.

     The foregoing factors are difficult to forecast, and these, as well as other factors, could materially adversely affect our quarterly or annual operating results. If our operating results fail to meet the expectations of analysts or investors, it could materially and adversely affect the price of our common stock.

Our operating results may also be impacted by acquisition-related amortization or other charges against earnings.

     For the first nine months of fiscal 2000 we incurred a net loss of $134 million, due to amortization expense and other charges resulting from our recently-completed acquisitions. The nine-month fiscal 2000 net loss includes charges totaling $196.4 million for the write-off of purchased in-process research and development, and amortization expenses of $83.6 million for acquisition-related intangible assets. In fiscal 1998, we incurred a net loss of $262 million due to restructuring charges of $147 million, inventory write-offs of approximately $66 million, and a charge for intellectual property matters of approximately $43 million. Our operating results for fiscal 1999 were adversely affected by additional charges of $38 million related to the 1998 restructuring actions. Significant charges against earnings for purchased in-process research and development are not unusual in connection with acquisitions of technology companies. We may incur further losses due to these types of write-offs as a result of future business acquisitions or other actions.

     As a result of our recent acquisitions, we expect to record amortization expense related to goodwill and intangible assets in excess of $300 million annually for five years. Our profitability may also be affected by increased amortization expenses related to intangible assets, which often result from acquisitions of technology companies, as we make additional acquisitions.

WE FACE A RISK THAT WE WILL BE UNABLE TO INTEGRATE COMPANIES WE ACQUIRE.

     We have completed several acquisitions in the past year, including the acquisitions of Applied Telecom, Inc., HotRail Inc., Istari Design, Inc., Maker Communications, Inc., Microcosm Communications Limited, Philsar Semiconductor Inc., Sierra Imaging, Inc., the wireless broadband business of Oak Technology, Inc., NetPlane Systems, formerly named Harris & Jeffries, Inc. and Novanet. On an ongoing basis, we evaluate acquisitions and may make additional acquisitions in the future. Integrating acquired organizations and their products and services may be expensive, time-consuming and a strain on our resources. Risks we could face with respect to acquisitions include:

     o the difficulty of integrating acquired technology into our product offerings;

     o the failure successfully to integrate acquired technology, resulting in the impairment of amounts currently capitalized as intangible assets;

     o    the impairment of relationships with employees and customers;

     o the difficulty of coordinating and integrating geographically-dispersed operations;

     o the difficulty of coordinating and integrating overall business strategies and sales and marketing and research and development efforts;

     o the potential disruption of our ongoing business and distraction of management;

     o    the maintenance of brand recognition of acquired businesses;

     o the maintenance of corporate cultures, controls, procedures and policies; and

     o    the potential unknown liabilities associated with acquired businesses.

Our inability to address any of these risks successfully could harm our business.

     We may have difficulty in integrating any future acquisitions with our current organization, technology and product and services offerings, and any acquired features, functions, products or services may not achieve market acceptance.

OUR CREDIT FACILITY MAY RESTRICT OUR OPERATING AND FINANCIAL FLEXIBILITY.

     We have a $475 million revolving credit facility which expires in 2003. This credit facility includes covenants that may restrict our operating and financial flexibility in the future. The credit facility includes restrictions on capital expenditures, indebtedness, acquisitions, mergers, asset sales and liens on assets that apply to us and our subsidiaries. We also must meet certain financial tests and maintain certain financial ratios. Although we believe that we will be able to comply with these requirements, compliance with these requirements may restrict our operating and financial flexibility. We cannot assure you that we will in fact be able to satisfy all of the requirements in the credit facility. If we do not satisfy the financial ratios or comply with the other covenants included in the credit facility, the lenders under the credit facility could declare all amounts owed to them due and payable and proceed against their collateral. Such a foreclosure on the collateral could have a material adverse effect on our business, financial condition and results of operations. The credit facility is secured by a pledge of the stock of our significant subsidiaries (as that term is defined in the credit facility), subject to certain exceptions for stock of foreign significant subsidiaries, and by a pledge of certain intercompany indebtedness owed to us by our domestic significant subsidiaries. If there is a downgrading of the ratings on our long-term, unsecured indebtedness by Standard & Poor's Rating Services Group to B or less and a rating by Moody's Investor Service of B2 or less (in the event of a rating by Moody's), we will be required to secure the credit facility by pledging substantially all of our assets and the assets of our domestic subsidiaries and the stock of all of our subsidiaries, subject to certain exceptions. Our obligations under the credit facility must be guaranteed by any domestic significant subsidiary.

WE ENGAGE IN LITIGATION TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS AND TO DEFEND OURSELVES AGAINST CLAIMS OF INFRINGEMENT BY OTHERS.

     Our business faces risks of intellectual property infringement and litigation. The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights. In the past, we have found it necessary to engage in litigation to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of proprietary rights of others, including our customers. We expect future litigation on similar grounds.

     We have received, and may continue to receive in the future, claims of infringement of intellectual property rights of others. We are a party to certain pending proceedings involving such claims. We cannot assure you that:

     o    we will prevail in pending actions;

     o other actions alleging infringement by us of third-party patents or invalidity of our patents will not be asserted or prosecuted against us; or

     o any assertions of infringement or actions seeking to establish the invalidity of our patents will not materially and adversely affect our business, financial condition and results of operations.

     Even if we are successful in such matters, the attempted enforcement of intellectual property rights by or against us could result in significant costs and diversion of our resources. It could also have a material adverse effect on our business, financial condition and results of operations. If claims or actions are asserted or commenced against us, in certain situations we may seek to obtain licenses under a third party's intellectual property rights to avert or resolve a controversy. We cannot assure you that under such circumstances a license would be available on commercially reasonable terms, if at all.

WE MAY NOT BE SUCCESSFUL IN PROTECTING OUR INTELLECTUAL PROPERTY RIGHTS.

     We rely primarily on patent, copyright, trademark and trade secret laws, as well as nondisclosure and confidentiality agreements and other methods, to protect our proprietary technologies and processes. In addition, we often incorporate the intellectual property of our customers into our designs, and have certain obligations with respect to the non-use and non-disclosure of their intellectual property. We cannot assure you that:

     o the steps we take to prevent misappropriation or infringement of our intellectual property or the intellectual property of our customers will be successful;

     o any existing or future patents will not be challenged, invalidated or circumvented; or

     o any of the measures described above would provide meaningful protection.

Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our technology without authorization, develop similar technology independently or design around our patents. If any of our patents fails to protect our technology it would make it easier for our competitors to offer similar products. In addition, effective copyright, trademark and trade secret protection may be unavailable or limited in certain countries.

OUR INTELLECTUAL PROPERTY INDEMNIFICATION PRACTICE MAY ADVERSELY IMPACT OUR BUSINESS.

     We have historically indemnified our customers for certain costs and damages of patent infringement in circumstances where our product is the factor creating the customer's infringement exposure. This practice generally excludes coverage in circumstances where infringement arises out of the combination of our products with products of others. This indemnification practice could have a material adverse effect on our business, financial condition and results of operations, particularly in situations where our products are designed for use in devices manufactured by our customers that comply with international standards. These international standards are often covered by patent rights held by our competitors or our customers. The combined costs of obtaining licenses from all holders of patent rights essential to such standards could be high and could have a material adverse effect on our business, financial condition and results of operations.

WE OPERATE IN THE HIGHLY CYCLICAL SEMICONDUCTOR INDUSTRY.

     The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving standards, short product life cycles and wide fluctuations in product supply and demand.

     The industry has experienced significant downturns, often in connection with, or in anticipation of, maturing product cycles (of both semiconductor companies' and their customers' products) and declines in general economic conditions. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices.

     We have experienced these conditions in our business in the past and may experience such downturns in the future. Any future downturns of this nature could have a material adverse effect on our business, financial condition and results of operations. From time to time the semiconductor industry also has experienced periods of increased demand and production capacity constraints. We may experience substantial changes in future operating results due to general semiconductor industry conditions, general economic conditions and other factors.

WE ARE SUBJECT TO INTENSE COMPETITION AND COULD LOSE BUSINESS TO OUR
COMPETITORS.

     The semiconductor industry in general and the markets in which we compete in particular are intensely competitive. We compete worldwide with a number of United States and international semiconductor manufacturers that are both larger and smaller than us in terms of resources and market share. We currently face significant competition in our markets and expect that intense price and product competition will continue. This competition has resulted and is expected to continue to result in declining average selling prices for our products. We also anticipate that additional competitors will enter our markets as a result of growth opportunities in communications electronics, the trend toward global expansion by foreign and domestic competitors, technological and public policy changes and relatively low barriers to entry in certain markets of the industry.

     We currently enjoy substantial market share in our V.90 and facsimile modem chipset product lines. However, as we continue our diversification strategy and develop our expansion platforms, we are and will be competing in certain new markets in which we have lesser market shares and existing competitors have dominant market positions. Moreover, as with many companies in the semiconductor industry, customers for certain of our products offer other products that compete with similar products offered by us.

     We believe that the principal competitive factors for integrated circuit providers to our addressed markets are:

     o    product performance;

     o    level of integration;

     o    quality;

     o    compliance with industry standards;

     o    price;

     o    time-to-market;

     o    system cost;

     o    design and engineering capabilities;

     o    new product innovation; and

     o    customer support.

The specific bases on which we compete vary by product platform.

     Many of our current and potential competitors have certain advantages, including:

     o    longer operating histories and presence in key markets;

     o    greater name recognition;

     o    access to larger customer bases; and

     o significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than we have.

     As a result, such competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or may be able to devote greater resources to the development, promotion and sale of their products than Conexant.

     Current and potential competitors also have established or may establish financial or strategic relationships among themselves or with our existing or potential customers, resellers or other third parties. These relationships may affect customers' purchasing decisions. Accordingly, it is possible that new competitors or alliances among competitors could emerge and rapidly acquire significant market share. We cannot assure you that we will be able to compete successfully against current and potential competitors. We also cannot assure you that competition will not have a material adverse effect on our business, financial condition and results of operations.

     Many of our competitors have combined with each other and consolidated their businesses, including the consolidation of competitors with our customers. This is attributable to a number of factors, including the high-growth nature of the communications electronic industry and the time-to-market pressures on suppliers to decrease the time required for product conception, research and development, sampling and production launch before a product reaches the market. This consolidation trend is expected to continue, since investments, alliances and acquisitions may enable semiconductor suppliers, including Conexant and our competitors, to augment technical capabilities or to achieve faster time-to-market for their products than would be possible solely through internal development.

     Consolidations by industry participants, including in some cases, acquisitions of certain of our customers by our competitors, are creating entities with increased market share, customer base, technology and marketing expertise in markets in which we compete. These developments may significantly and adversely affect our current markets, the markets we are seeking to serve and our ability to compete successfully in those markets.

WE MAY NOT BE ABLE TO KEEP ABREAST OF THE RAPID TECHNOLOGICAL CHANGES IN OUR MARKETS.

     The demand for our products can change quickly and in ways we may not anticipate because our markets generally exhibit the following characteristics:

     o    rapid technological developments;

     o    evolving industry standards;

     o    changes in customer requirements;

     o    frequent new product introductions and enhancements; and

     o short product life cycles with declining prices over the life cycle of the product.

     Our products could become obsolete sooner than anticipated because of a faster than anticipated change in one or more of the technologies related to our products or in market demand for products based on a particular technology, particularly due to the introduction of new technology that represents a substantial advance over current technology. Currently accepted industry standards are also subject to change, which may contribute to the obsolescence of our products. If we are unable to keep abreast of these developments, these events could have a material adverse effect on our business, financial condition and results of operations.

OUR MANUFACTURING PROCESS IS EXTREMELY COMPLEX AND SPECIALIZED.

     Our manufacturing operations are complex and subject to disruption due to causes beyond our control. The fabrication of integrated circuits is an extremely complex and precise process consisting of hundreds of separate steps. It requires production in a highly controlled, clean environment. Minute impurities, errors in any step of the fabrication process, defects in the masks used to print circuits on a wafer or a number of other factors can cause a substantial percentage of wafers to be rejected or numerous die on each wafer not to function.

     Our operating results are highly dependent upon our ability to produce large volumes of integrated circuits at acceptable manufacturing yields. Our operations may be affected by lengthy or recurring disruptions of operations at any of our production facilities or those of our subcontractors. These disruptions may include labor strikes, work stoppages, fire, earthquake, flooding or other natural disasters. These disruptions could cause significant delays in shipments until we could shift the products from an affected facility or subcontractor to another facility or subcontractor.

     In the event of these types of delays, we cannot assure you that the required alternate capacity, particularly wafer production capacity, would be available on a timely basis or at all. Even if alternate wafer production capacity is available, we may not be able to obtain it on favorable terms, which would result in a loss of customers. Any inability to obtain sufficient manufacturing capacities to meet demand, either at our own facilities or through foundry or similar arrangements with others, could have a material adverse effect on our business, financial condition and results of operations. Certain of our manufacturing facilities are located near major earthquake fault lines, including our California and Mexico facilities. We maintain only minimal earthquake insurance coverage on these facilities.

     Due to the highly specialized nature of the gallium arsenide semiconductor manufacturing process, in the event of a disruption at our Newbury Park, California wafer fabrication facility, alternate gallium arsenide production capacity would not be readily available from third party sources. Although we recently entered into a multi-year agreement with a foundry that guarantees us access to additional gallium arsenide wafer production capacity beginning in the fourth quarter of calendar year 2000, a disruption of operations at our Newbury Park wafer fabrication facility or the interruption in the supply of epitaxial wafers used in our gallium arsenide process could have a material adverse effect on our business, financial condition and results of operations, particularly with respect to our Wireless Communications products.

     Our ability to sustain our revenue growth is also dependent on our ability to secure adequate additional manufacturing capacity, including wafer production capacity. We have recently entered into agreements with outside foundries to secure additional wafer manufacturing capacity, including additional gallium arsenide wafer production capacity. In addition, we continue to explore wafer manufacturing alternatives, which may include increased use of outside foundries, entering into new or expanded business relationships with respect to wafer manufacturing or other actions related to our wafer manufacturing facilities. We cannot assure you that we will be successful in securing adequate additional manufacturing capacity, and our inability to do so could result in delays in customer shipments.

WE MAY NOT BE ABLE TO ACHIEVE MANUFACTURING YIELDS TO MAINTAIN OUR
PROFITABILITY.

     Minor deviations in the manufacturing process can cause substantial manufacturing yield loss, and in some cases, cause production to be suspended. Manufacturing yields for new products initially tend to be lower as we complete product development and commence volume manufacturing, and will typically increase as we ramp to full production. Our forward product pricing includes this assumption of improving manufacturing yields and, as a result, material variances between projected and actual manufacturing yields have a direct effect on our gross margin and profitability. The difficulty of forecasting manufacturing yields accurately and maintaining cost competitiveness through improving manufacturing yields will continue to be magnified by the ever increasing process complexity of manufacturing integrated circuit products. Our manufacturing operations also face pressures arising from the compression of product life cycles which requires us to bring new products on line faster and for shorter periods while maintaining acceptable manufacturing yields and quality without, in many cases, reaching the longer-term, high volume manufacturing conducive to higher manufacturing yields and declining costs.

WE ARE DEPENDENT UPON THIRD PARTIES FOR THE SUPPLY OF RAW MATERIALS AND COMPONENTS.

     We believe we have adequate sources for the supply of raw materials and components for our manufacturing needs with suppliers located around the world. Although we currently purchase wafers used in the production of our complementary metal oxide semiconductor (CMOS) products from one major supplier, such wafers are available from several other suppliers. We are currently dependent on two suppliers for epitaxial wafers used in the gallium arsenide semiconductor manufacturing processes at our Newbury Park, California facility and we are in the process of arranging another supplier for epitaxial wafers. The number of qualified alternative suppliers for wafers is limited and the process of qualifying a new wafer supplier could require a substantial leadtime. Although we historically have not experienced any significant difficulties in obtaining an adequate supply of raw materials and components necessary for our manufacturing operations, the loss of a significant supplier or the inability of a supplier to meet performance and quality specifications or delivery schedules could have a material adverse effect on our business, financial condition and results of operations.

UNCERTAINTIES INVOLVING THE ORDERING AND SHIPMENT OF OUR PRODUCTS COULD ADVERSELY AFFECT OUR BUSINESS.

     Our sales are typically made pursuant to individual purchase orders and we generally do not have long-term supply arrangements with our customers. Our customers may cancel orders until 30 days prior to the shipping date. In addition, we sell a portion of our products through distributors who have certain rights to return unsold products to us. Moreover, semiconductor companies, including Conexant, routinely manufacture or purchase inventory based on estimates of customer demand for their products, which is difficult to predict. The cancellation or deferral of product orders, the return of previously sold products or overproduction due to the failure of anticipated orders to materialize could result in our holding excess or obsolete inventory which could have a material adverse effect on our business, financial condition and results of operations.

WE ARE SUBJECT TO THE RISKS OF DOING BUSINESS INTERNATIONALLY.

     For the nine months ended June 30, 2000, approximately 69 percent of our total sales were to customers located outside the United States, primarily in the Asia-Pacific and European countries. In addition, we have facilities and suppliers located outside the United States, including our assembly and test facility in Mexicali, Mexico and third-party foundries located in the Asia-Pacific region. Our international sales and operations are subject to a number of risks inherent in selling and operating abroad. These include, but are not limited to, risks regarding:

     o    currency exchange rate fluctuations;

     o    local economic and political conditions;

     o    disruptions of capital and trading markets;

     o restrictive governmental actions (such as restrictions on transfer of funds and trade protection measures, including export duties and quotas and customs duties and tariffs);

     o    changes in legal or regulatory requirements;

     o    import or export licensing requirements;

     o    limitations on the repatriation of funds;

     o    difficulty in obtaining distribution and support;

     o    nationalization;

     o the laws and policies of the United States affecting trade, foreign investment and loans;

     o    tax laws; and

     o limitations on our ability under local laws to protect our intellectual property.

     Because most of our international sales, other than sales to Japan (which are denominated principally in Japanese yen), are currently denominated in U.S. dollars, our products could become less competitive in international markets if the value of the U.S. dollar increases relative to foreign currencies.

     Moreover, we may be competitively disadvantaged relative to our competitors located outside the United States who may benefit from a devaluation of their local currency. We cannot assure you that the factors described above will not have a material adverse effect on our ability to increase or maintain our foreign sales or on our business, financial condition and results of operations.

     Our past operating performance has been impacted by adverse economic conditions in the Asia-Pacific region, which have increased the uncertainty with respect to the long-term viability of certain of our customers and suppliers in the region. Sales to customers in Japan and other countries in the Asia-Pacific region, principally Taiwan, South Korea and Hong Kong, represented approximately 57 percent of total revenues in the first nine months of fiscal 2000.

     We enter into foreign currency forward exchange contracts, principally for the Japanese yen, to minimize risk of loss from currency exchange rate fluctuations for foreign currency commitments entered into in the ordinary course of business. We have not experienced nor do we anticipate any material adverse effect on our results of operations or financial condition related to these foreign currency forward exchange contracts. We have not entered into foreign currency forward exchange contracts for other purposes and our financial condition and results of operations could be affected (negatively or positively) by currency fluctuations.

OUR SUCCESS DEPENDS ON OUR ABILITY TO EFFECT SUITABLE INVESTMENTS, ALLIANCES OR ACQUISITIONS.

     Although we invest significant resources in research and development activities, the complexity and rapidity of technological changes make it impractical for us to pursue development of all technological solutions on our own. As part of our goal to provide advanced semiconductor product systems, we have and will continue to review on an ongoing basis investment, alliance and acquisition prospects that would complement our existing product offerings, augment our market coverage or enhance our technological capabilities. However, we cannot assure you that we will be able to identify and consummate suitable investment, alliance or acquisition transactions in the future.

     Moreover, if we consummate such transactions, they could result in:

     o    the diversion of management resources;

     o    dilutive issuances of equity securities;

     o    large one-time write-offs;

     o    the incurrence of debt and contingent liabilities;

     o    amortization expenses related to goodwill and other intangible assets;
          and

     o    other acquisition related costs.

     Any of these events could materially adversely affect our business, financial condition and results of operations and the price of our common stock. For example, as a result of fiscal 2000 acquisitions, we have recorded charges of $196.4 million for the nine months ended June 30, 2000 for purchased in-process research and development and we expect to record amortization expense related to goodwill and intangible assets in excess of approximately $300 million annually for five years.

     The ultimate success of any such investments, alliances or acquisitions in achieving the purposes for which they are undertaken will depend on our ability to integrate successfully any acquired business and to retain key personnel, as well as a variety of other factors.

OUR SUCCESS COULD BE NEGATIVELY AFFECTED IF KEY PERSONNEL LEAVE.

     Our future success depends largely upon the continued service of our executive officers and other key management and technical personnel. Our success also depends on our ability to continue to attract, retain and motivate qualified personnel. We are dependent on key technical personnel. They represent a significant asset, as the source of our technological and product innovations. The competition for such personnel is intense in the semiconductor industry. We cannot assure you that we will be able to continue to attract and retain qualified management and other personnel necessary for the design, development, manufacture and sale of our products.

     We may have difficulty attracting and retaining key personnel during periods of poor operating performance. The loss of the services of one or more of our key employees or our inability to attract, retain and motivate qualified personnel could have a material adverse effect on our business, financial condition and results of operations. In particular, the loss of the services of Dwight W. Decker, our Chairman and Chief Executive Officer, or certain key design and technical personnel could materially and adversely affect us.

OUR MANAGEMENT TEAM MAY BE SUBJECT TO A VARIETY OF DEMANDS FOR ITS ATTENTION.

     Our management currently faces a variety of challenges. These include implementing our ongoing diversification and expansion strategy and continuing to expand the infrastructure and systems necessary for us to operate as an independent public company and to integrate our recent acquisitions. While we believe that we have sufficient management resources to execute each of these initiatives, we cannot assure you that we will have these resources or that our initiatives will be successfully implemented. Failure to implement these initiatives successfully could have a material adverse effect on our business, financial condition and results of operations.

WE MAY BE LIABLE FOR PENALTIES UNDER ENVIRONMENTAL LAWS, RULES AND REGULATIONS, WHICH COULD NEGATIVELY AFFECT OUR SUCCESS.

     We use a variety of chemicals in our manufacturing operations and are subject to a wide range of environmental protection regulations in the United States, Mexico and Canada. While we have not experienced any material adverse effect on our operations as a result of such regulations, we cannot assure you that current or future regulations would not have a material adverse effect on our business, financial condition and results of operations.

     In the United States, environmental regulations often require parties to fund remedial action regardless of fault. Consequently, it is often difficult to estimate the future impact of environmental matters, including potential liabilities. We cannot assure you that the amount of expense and capital expenditures that might be required to complete remedial actions and to continue to comply with applicable environmental laws will not have a material adverse effect on our business, financial condition and results of operations.

     We have been designated as a potentially responsible party at one Superfund site located at a former silicon wafer manufacturing facility and steel fabrication plant in Parker Ford, Pennsylvania formerly occupied by Semiconductor Systems. The site was also formerly occupied by Recticon Corporation and Allied Steel Products Corporation, each of whom has been named as a potentially responsible party and each of whom is insolvent. We have accrued approximately $4 million at June 30, 2000 for the cost of groundwater remediation, including installation of a public water supply line and groundwater pump and treatment system, as well as routine groundwater sampling. In addition, we are engaged in two other remediations of groundwater contamination at our Newport Beach and Newbury Park, California facilities for which we have accrued approximately $3 million for the costs of remediation at June 30, 2000. Pursuant to our agreement with Rockwell, we have assumed liabilities in respect of environmental matters related to current and former operations of Conexant.

WE HAVE A LIMITED HISTORY AS AN INDEPENDENT COMPANY.

     We have a limited operating history as an independent company. Accordingly, the financial information included or incorporated into this prospectus for periods prior to January 1, 1999 may not necessarily reflect the results of operations, financial position and cash flows we would have achieved if we had operated independently during the periods presented. We cannot assure you that we will return to profitability in the near future or that we will be profitable on an ongoing basis as a stand-alone company. Prior to the spin-off, we relied on Rockwell for cash investments and various financial and administrative services.

THE VALUE OF OUR COMMON STOCK MAY BE ADVERSELY AFFECTED BY MARKET VOLATILITY.

     The trading price of our common stock fluctuates significantly. Since our common stock began trading publicly, the reported sale price of our common stock on the Nasdaq National Market has been as high as $132-1/2 and as low as $6-27/32 per share. This price may be influenced by many factors, including:

o        our performance and prospects;

o        the depth and liquidity of the market for our common stock;

o        investor perception of Conexant and the industry in which it operates;

o        changes in earnings estimates or buy/sell recommendations by analysts;

o        general financial and other market conditions; and

o        domestic and international economic conditions.

     In addition, public stock markets have experienced, and are currently experiencing, extreme price and trading volume volatility, particularly in high technology sectors of the market. This volatility has significantly affected the market prices of securities of many technology companies for reasons frequently unrelated to or disproportionately impacted by the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our common stock.

CERTAIN PROVISIONS IN OUR ORGANIZATIONAL DOCUMENTS AND RIGHTS AGREEMENT AND DELAWARE LAW MAY MAKE IT DIFFICULT FOR SOMEONE TO ACQUIRE CONTROL OF CONEXANT.

     We have established certain anti-takeover measures that may affect our common stock and convertible notes. Our restated certificate of incorporation, our by-laws, our rights agreement with ChaseMellon Shareholder Services, L.L.C., as rights agent, dated as of November 30, 1998, as amended, and the Delaware General Corporation Law contain several provisions that would make more difficult an acquisition of control of Conexant in a transaction not approved by our board of directors. Our restated certificate of incorporation and by-laws include provisions such as:

     o the ability of our board of directors to issue shares of our preferred stock in one or more series without further authorization of our shareowners;

     o a fair price provision, as described under "Description of Capital Stock -- Certain Provisions of Our Restated Certificate of Incorporation and By-Laws";

     o a prohibition on shareowner action by written consent, as described under "Description of Capital Stock -- Certain Provisions of Our Restated Certificate of Incorporation and By-Laws";

     o a requirement that shareowners provide advance notice of any shareowner nominations of directors or any proposal of new business to be considered at any meeting of shareowners;

     o a requirement that a supermajority vote be obtained to remove a director for cause or to amend or repeal certain provisions of our restated certificate of incorporation or by-laws;

     o elimination of the right of shareowners to call a special meeting of shareowners; and

     o the division of our board of directors into three classes to be elected on a staggered basis, one class each year.

     We also have a rights agreement which gives our shareowners certain rights that would substantially increase the cost of acquiring us in a transaction not approved by our board of directors.

     In addition to the rights agreement and the provisions in our restated certificate of incorporation and by-laws, Section 203 of the Delaware General Corporation Law provides that, subject to certain exceptions, a corporation shall not engage in any business combination with any interested shareowner during the three-year period following the time that such shareowner becomes an interested shareowner. The restrictions of Section 203 of the Delaware General Corporation Law, in certain circumstances, make it more difficult for a person who would be an interested shareowner to effect various business combinations with a corporation during this three-year period. The provisions of Section 203 of the Delaware General Corporation Law provide that the shareowner approval requirement may be avoided if a majority of the directors then in office approved either the business combination or the transaction that resulted in the shareowner becoming an interested shareowner.

WE MAY BE RESPONSIBLE FOR CERTAIN FEDERAL INCOME TAX LIABILITIES THAT RELATE TO OUR SPIN-OFF FROM ROCKWELL.

     In connection with our spin-off from Rockwell, the Internal Revenue Service issued a tax ruling to Rockwell stating that the spin-off would qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended. While the tax ruling generally is binding on the Internal Revenue Service, the continuing validity of the tax ruling is subject to certain factual representations and assumptions. We are not aware of any facts or circumstances that would cause such representations and assumptions to be untrue.

     The Tax Allocation Agreement dated as of December 31, 1998 between Conexant and Rockwell provides that we will be responsible for any taxes imposed on Rockwell, Conexant or Rockwell shareowners as a result of either:

     o the failure of the spin-off from Rockwell to qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(D) of the Internal Revenue Code or

     o the subsequent disqualification of the spin-off from Rockwell as a tax-free transaction to Rockwell under Section 361(c)(2) of the Internal Revenue Code,

if the failure or disqualification is attributable to certain post-spin-off actions by or in respect of Conexant (including our subsidiaries) or our shareowners, such as our acquisition by a third party at a time and in a manner that would cause such failure or disqualification.

     The Tax Allocation Agreement also provides, among other things, that neither Rockwell nor Conexant is to take any action inconsistent with, nor fail to take any action required by, the request for the tax ruling or the tax ruling unless:

     o    required to do so by law;

     o    the other party has given its prior written consent; or

     o in certain circumstances, a supplemental ruling permitting such action is obtained.

Rockwell and Conexant have indemnified each other for any tax liability resulting from each entity's failure to comply with these provisions.

     In addition, we effected certain tax-free intragroup spin-offs as a result of Rockwell's spin-off of Meritor Automotive, Inc. (now ArvinMeritor, Inc.) on September 30, 1997. The Tax Allocation Agreement provides that we will be responsible for any taxes imposed on Rockwell, Conexant or Rockwell shareowners in respect of those intragroup spin-offs if such taxes are attributable to certain actions taken after the spin-off from Rockwell by or in respect of Conexant (including our subsidiaries) or our shareowners, such as our acquisition by a third party at a time and in a manner that would cause the taxes to be incurred.

     If we were required to pay any of the taxes described above, such payment would have a material adverse effect on our financial position, results of operations and cash flow.

                                 USE OF PROCEEDS

     The selling securityholders will receive all of the proceeds from the sale of common stock by them pursuant to this prospectus. We will not receive any proceeds from the sale. Any proceeds received by us from the exercise of the stock options held by former Novanet employees, directors and consultants, representing the exercise price for those stock options, will be used for general corporate purposes. The aggregate proceeds if all of those options are exercised would not exceed approximately $336,000.

                           PRICE RANGE OF COMMON STOCK

     Our common stock began trading on the Nasdaq National Market under the symbol "CNXT" on January 4, 1999. The following table lists the high and low per share sale prices for our common stock as reported by the Nasdaq National Market for the periods indicated. These per share sale prices reflect the 2-for-1 stock split effected in the form of a stock dividend on October 29, 1999.

                                                High                 Low
                                                ----                 ---
Fiscal year ending September 30, 1999:

  Second quarter.......................      $ 13  27/32         $  6  27/32
  Third quarter........................      $ 31  15/16         $ 13   3/16
  Fourth quarter.......................      $ 41  17/32         $ 27   5/8
Fiscal year ending September 30, 2000:

  First quarter........................      $ 76   3/16         $ 30   7/8
  Second quarter.......................      $132   1/2          $ 53
  Third quarter........................      $ 79                $ 31   1/4
  Fourth quarter.......................      $ 57   1/16         $ 26   1/2


     On October 18, 2000 the last sale price of our common stock as reported on the Nasdaq National Market was $26.31 per share. As of September 29, 2000 there were approximately 50,736 holders of record of our common stock.

 COMMON STOCK ISSUABLE ON EXERCISE OF OPTIONS HELD BY FORMER NOVANET EMPLOYEES,
                           DIRECTORS AND CONSULTANTS

     Under the purchase agreement for the Novanet acquisition, outstanding Novanet options held by employees, directors and consultants of Novanet were converted into options to purchase our common stock. This included options held by 15 individuals who are former employees, directors and consultants. These options were all vested at the time of the acquisition and are exercisable for approximately 56,282 shares of our common stock. The shares issuable on exercise of these options by former employees, directors and consultants are being registered under this registration statement.

     The exercise price for each of these options was adjusted under the purchase agreement to equal the per share exercise price of the Novanet option converted immediately prior to the Novanet acquisition multiplied by 1.887895674, rounded up to the nearest whole cent, but in no event less than $1.00 per share. This exercise price was established by negotiations among the parties to the purchase agreement. If all of the options held by these former employees, directors and consultants were exercised, the aggregate proceeds we would receive on payment of the exercise price would be approximately $336,000.

     All of the options held by former employees and directors and Novanet consultants are subject to the terms of the Novanet Employee Shares Option Plan summarized below.

                       NOVANET EMPLOYEE SHARES OPTION PLAN

     The following statements include summaries of certain provisions of the Novanet Semiconductor Ltd. Employee Shares Option Plan, as amended and assumed by us. These statements do not purport to be complete and are qualified by reference to the provisions of the Plan, which are incorporated by reference into this prospectus.

PURPOSE; ELIGIBILITY

     Following our acquisition of Novanet, the purpose of the Plan is

     o to provide an additional incentive to be employed by and provide services to Novanet;

     o    to encourage a sense of proprietorship; and

     o to stimulate an active interest in the success of Novanet and Conexant.

     Only those persons who, on the closing date of the Novanet acquisition transaction, held Novanet options are eligible to participate in the Plan and no additional grants may be made under the Plan. Options granted under the Plan may not be transferred, subject to certain exceptions.

ADMINISTRATION; INTERPRETATION

     The Plan is administered by our board of directors or by our Compensation and Management Development Committee or by any other committee appointed by our board of directors. Our board of directors has sole and full discretion and authority to administer the Plan and to take all actions under or related to the Plan, including the power to interpret the Plan, to determine the terms of option agreements, to make all other determinations deemed necessary or advisable for the administration of the Plan and to prescribe, amend, modify, rescind and terminate the Plan or any of its terms.

OPTION AGREEMENTS

     Each option grant under the Plan is evidenced by an option agreement between the option holder and Novanet. Each option agreement states the number of shares of common stock of Novanet subject to the option grant and includes the terms for vesting and exercise. Each option originally granted under the Plan was automatically converted into and became an option to purchase shares of our common stock under the Plan at the closing of the Novanet acquisition transaction, with an adjustment in both the number of shares issuable and the exercise price payable upon exercise of the options.

TRUSTEE

     In accordance with the tax ruling issued by the Israeli Income Tax and Land Taxation Commission on September 20, 2000, the options to purchase shares of our common stock under the Plan will be registered and held by a trustee approved by the Israeli Income Tax Authorities.

PAYMENT OF THE EXERCISE PRICE

     Payment of the exercise price of an option may be made:

     o    in cash or a check payable to the order of Conexant;

     o in shares of our common stock (valued at the closing price of our common stock as reported in the Nasdaq National Market reporting system on the date of exercise, or if no sale of shares of our common stock is reported for such date, the next preceding day for which there is a reported sale); or

     o    in a combination of shares of our common stock and cash.

     Payment of the exercise price by delivery of shares of our common stock owned by an option holder may be made only if the payment does not result in a charge to earnings for financial accounting purposes as determined by our board of directors. Furthermore, if the exercise price of an option is denominated in Israeli Shekels and is not converted (with the consent of the option holder) into U.S. dollars, only payment by cash or check may be made.

     No fractional shares of common stock will be issued or accepted.

EXERCISE PERIOD; EXERCISE PROCEDURE

     Subject to the termination provisions of the Plan, each vested option is exercisable for eight (8) years following the date the vested option was granted but in no event may a vested option be exercised before the expiration of thirty
(30) days following the date on which a registration statement filed with the U.S. Securities and Exchange Commission and registering the shares of our common stock issuable upon exercise of the vested option has been declared effective.

     All the options held by the trustee may be exercised only by the trustee. The trustee will exercise those vested options by providing us a written notice of its intent to exercise those vested options, accompanied by the written notice from the option holder.

     Upon the exercise of and full payment for the option, shares of our common stock will be issued to the trustee, or the option holder in case of any options are not held by the trustee, by book-entry statement representing the number of shares of our common stock purchased. Any options not held by the trustee may be exercised by the option holder in accordance with the Plan and the relevant option agreement with that option holder.

     In order to transfer or sell the exercised shares of our common stock, or any part thereof, the actual payment of all taxes required to be paid upon the sale or transfer must be withheld and paid to the tax assessor.

TERMINATION

     Any option granted to an option holder but not exercised by the option holder within the eight-year exercise period and in accordance with the terms of the Plan and the applicable option agreement will expire and terminate upon the lapse of the exercise period. The Plan also makes additional provisions in the event of termination of employment for cause, termination without cause and authorized leave of absence. Additionally, any unvested options held by an option holder will terminate upon the issuance of a court order declaring the bankruptcy of the option holder, the appointment of a receiver for the option holder or a general assignment for the benefit of the option holder's creditors.

ADJUSTMENT PROVISIONS

     In the event of any change in the outstanding shares of our common stock by reason of a stock dividend, stock split, recapitalization, reclassification, merger, consolidation (whether or not we are a surviving corporation), reorganization, combination or exchange of shares or other similar corporate changes or an extraordinary dividend in cash, securities or other property, our board of directors may amend the Plan and outstanding options and option agreements and may adopt adjustments and take certain actions thereunder as it deems appropriate, in its sole discretion, under the circumstances, and its determination in that respect will be final and binding. These amendments, adjustments and actions may include changes in the number of shares of our common stock then remaining subject to the Plan, and the maximum number of shares of our common stock that may be delivered to any option holder.

AMENDMENT AND TERMINATION; TERM

     No amendment or modification may adversely affect the right of an option holder under any option previously granted under the Plan without the consent of the option holder.

     The Plan will remain in effect until all options granted under the Plan have been exercised or terminated under the terms of the Plan and applicable option agreements.

                                 DIVIDEND POLICY

     We have never paid or declared cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. In addition, our existing bank credit facility limits our ability to declare and pay dividends if there is or would be after giving effect to the dividend payment any default or event of default under the bank credit facility.

                          DESCRIPTION OF CAPITAL STOCK

     The following description of our capital stock includes a summary of certain provisions of our restated certificate of incorporation and our by-laws. This description is subject to the detailed provisions of, and is qualified by reference to, our restated certificate of incorporation, as amended, and our by-laws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

     We are authorized to issue (1) 1,000,000,000 shares of common stock, of which approximately 229,105,077 shares of common stock were outstanding as of September 29, 2000, and (2) 25,000,000 shares of preferred stock, without par value, of which our board of directors has designated (a) 1,500,000 shares as Series A Junior Participating Preferred Stock for issuance in connection with the exercise of our preferred share purchase rights and (2) one share as Series B Voting Preferred Stock issued in connection with the acquisition of Philsar Semiconductor Inc. (the "Philsar Acquisition"). For a more detailed discussion of our preferred share purchase rights and how they relate to our common stock, see "Conexant Rights Plan". The authorized shares of common stock and preferred stock will be available for issuance without further action by our shareowners, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. If the approval of our shareowners is not so required, our board of directors may determine not to seek shareowner approval.

     Certain of the provisions described under this section entitled "Description of Capital Stock" could have the effect of discouraging transactions that might lead to a change of control of Conexant.

     Our restated certificate of incorporation and by-laws:

     o establish a classified board of directors, whereby our directors are elected for staggered terms in office so that only one-third of our directors stand for election in any one year;

     o require shareowners to provide advance notice of any shareowner nominations of directors or any proposal of new business to be considered at any meeting of shareowners;

     o require a supermajority vote to remove a director or to amend or repeal certain provisions of our restated certificate of incorporation or by-laws; and

     o    preclude shareowners from calling a special meeting of shareowners.

COMMON STOCK

     Holders of common stock are entitled to such dividends as may be declared by our board of directors out of funds legally available therefor. Dividends may not be paid on common stock unless all accrued dividends on preferred stock, if any, have been paid or set aside. In the event of our liquidation, dissolution or winding up, the holders of common stock will be entitled to share pro rata in the assets remaining after payment to creditors and after payment of the liquidation preference plus any unpaid dividends to holders of any outstanding preferred stock. See "Dividend Policy".

     Each holder of common stock will be entitled to one vote for each such share outstanding in such holder's name. No holder of common stock will be entitled to cumulate votes in voting for directors. Our certificate provides that, unless otherwise determined by our board of directors, no holder of common stock will have any right to purchase or subscribe for any stock of any class which we may issue or sell.

     ChaseMellon Shareholder Services, L.L.C. is the transfer agent and registrar for our common stock.

PREFERRED STOCK

     Our restated certificate of incorporation permits us to issue up to 25,000,000 shares of our preferred stock in one or more series and with rights and preferences that may be fixed or designated by our board of directors without any further action by our shareowners. Our board of directors has designated (1) 1,500,000 shares of our preferred stock as Series A Junior Participating Preferred Stock for issuance in connection with the exercise of our preferred share purchase rights and (2) one share of our preferred stock as Series B Voting Preferred Stock issued in connection with the Philsar acquisition. The powers, preferences, rights and qualifications, limitations and restrictions of the preferred stock of any other series will be fixed by the certificate of designation relating to such series, which will specify the terms of the preferred stock, including:

     o the maximum number of shares in the series and the distinctive designation;

     o    the terms on which dividends, if any, will be paid;

     o    the terms on which the shares may be redeemed, if at all;

     o the terms of any retirement or sinking fund for the purchase or redemption of the shares of the series;

     o    the liquidation preference, if any;

     o the terms and conditions, if any, on which the shares of the series shall be convertible into, or exchangeable for, shares of any other class or classes of capital stock;

     o the restrictions on the issuance of shares of the same series or any other class or series; and

     o    the voting rights, if any, of the shares of the series.

     Although our board of directors has no intention at the present time of doing so, it could issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt.

SERIES A JUNIOR PARTICIPATING PREFERRED STOCK

     For a description of the Series A Junior Participating Preferred Stock, see "--Conexant Rights Plan".

SERIES B VOTING PREFERRED STOCK

     Under the Voting and Exchange Trust Agreement dated as of May 30, 2000 by and between Conexant, Philsar and CIBC Mellon Trust Company entered into in connection with the Philsar acquisition, Conexant issued one share of Series B Voting Preferred Stock to CIBC Mellon Trust Company, as trustee of the voting trust established thereunder, which is holding the share in trust for the benefit of the holders of the exchangeable shares of Philsar issued to Philsar's stockholders in connection with the Philsar Acquisition. The Series B preferred stock entitles the trustee to vote at meetings of the holders of our common stock. For each exchangeable share that is not held by us or one of our subsidiaries on the record date for any meeting of holders of our common stock, the trustee will have one vote for each such exchangeable share at such meeting, which will be exercised only to the extent that the trustee receives voting instructions from the registered holders of exchangeable shares. The trustee is entitled to notice of any stockholder's meeting in accordance with our by-laws.

     The trustee, as the holder of the Series B preferred stock, is entitled to receive such dividends and distributions in equal amounts per exchangeable share, payable in cash or otherwise, as may be declared per share of Conexant's common stock by Conexant's board of directors from time to time out of assets or funds of Conexant legally available therefor to the holder of record as it appears on the stock books on such record dates as are fixed by the board of directors out of funds at the time legally available for the payment of dividends. Such dividends will not be cumulative.

     In the event of a liquidation, dissolution or winding up of Conexant, whether voluntary or involuntary, the holder of Series B preferred stock is entitled to receive out of the assets of Conexant, whether such assets are capital or surplus of any nature, an amount equal to the sum of (1) the dividends declared but not paid thereon to the date of the final distribution to such holder, and (2) $100 per share, and no more, before any payment shall be made or any assets distributed to the holders of shares of our common stock or any other class or series of Conexant's capital stock ranking junior as to liquidation rights to the Series B preferred stock.

     The Series B preferred stock is not convertible into or exchangeable for any other class or series of capital stock, or any other securities, of Conexant or any other corporation.

     The Series B preferred stock is not subject to redemption by Conexant until such time as there are no exchangeable shares outstanding which are not owned by Conexant or any of its direct or indirect subsidiaries. Thereafter, the share of Series B preferred stock may be redeemed at any time by Conexant, out of funds legally available for a stock redemption, for cash, at a price equal to the sum of $1.00 plus any declared and unpaid dividends, upon giving 30 days' written notice to the holder of record of the Series B preferred stock at the address of such holder set forth in the stock books of Conexant. No sinking fund has been provided for the purchase or redemption of Series B preferred stock.

     At such time as (1) the Series B preferred stock is no longer entitled to vote at a meeting of holders of our common stock because there are no exchangeable shares outstanding which are not owned by Conexant or any of its direct or indirect subsidiaries, and (2) there is no share of stock, warrant, option or other agreement, obligation or commitment of Philsar which by its terms could require Philsar to issue any exchangeable shares to any person other than Conexant or any of its direct or indirect subsidiaries, then the share of Series B preferred stock will be retired and canceled promptly thereafter. Such share will upon its cancellation, and upon the taking of any action required by applicable law, become an authorized but unissued preferred share and may be reissued as part of a new series of preferred shares to be created by resolution or resolutions of our board of directors, subject to the conditions and restrictions on issuance set forth in our certificate of incorporation.

     The Series B preferred stock ranks pari passu with our common stock as to payment of dividends and prior to our common stock and our Series A junior preferred stock as to distribution of assets upon liquidation to the extent provided above.

CERTAIN PROVISIONS IN OUR RESTATED CERTIFICATE OF INCORPORATION AND BY-LAWS

     Our restated certificate of incorporation and by-laws contain various provisions intended to (1) promote the stability of our shareowner base and (2) render more difficult certain unsolicited or hostile attempts to take us over which could disrupt us, divert the attention of our directors, officers and employees and adversely affect the independence and integrity of our business.

     Pursuant to our restated certificate of incorporation, the number of directors is fixed by our board of directors. Other than directors elected by the holders of any series of preferred stock or any other series or class of stock except common stock, our directors are divided into three classes, each class to consist as nearly as possible of one-third of the directors. Directors elected by shareowners at an annual meeting of shareowners will be elected by a plurality of all votes cast. Currently, the terms of office of the three classes of directors expire, respectively, at our annual meetings in 2001, 2002 and 2003. The term of the successors of each such class of directors expires three years from the year of election.

     Our restated certificate of incorporation contains a fair price provision pursuant to which a Business Combination (as defined in our restated certificate of incorporation) between us or one of our subsidiaries and an Interested Shareowner (as defined in our restated certificate of incorporation) requires approval by the affirmative vote of the holders of not less than 80 percent of the voting power of all of our outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class, unless the Business Combination is approved by at least two-thirds of the Continuing Directors (as defined in our restated certificate of incorporation) or certain fair price criteria and procedural requirements specified in the fair price provision are met. If either the requisite approval of our board of directors or the fair price criteria and procedural requirements were met, the Business Combination would be subject to the voting requirements otherwise applicable under the Delaware General Corporation Law, which for most types of Business Combinations currently would be the affirmative vote of the holders of a majority of all of our outstanding shares of stock entitled to vote thereon. Any amendment or repeal of the fair price provision, or the adoption of provisions inconsistent therewith, must be approved by the affirmative vote of the holders of not less than 80 percent of the voting power of all of our outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class, unless such amendment, repeal or adoption were approved by at least two-thirds of the Continuing Directors, in which case the provisions of the Delaware General Corporation Law would require the affirmative vote of the holders of a majority of the outstanding shares of our capital stock entitled to vote thereon.

     Our restated certificate of incorporation and by-laws provide that a special meeting of shareowners may be called only by a resolution adopted by a majority of the entire board of directors. Shareowners are not permitted to call, or to require that the board of directors call, a special meeting of shareowners. Moreover, the business permitted to be conducted at any special meeting of shareowners is limited to the business brought before the meeting pursuant to the notice of the meeting given by us. In addition, our certificate provides that any action taken by our shareowners must be effected at an annual or special meeting of shareowners and may not be taken by written consent instead of a meeting. Our by-laws establish an advance notice procedure for shareowners to nominate candidates for election as directors or to bring other business before meetings of our shareowners.

     Our restated certificate of incorporation provides that the affirmative vote of at least 80 percent of the voting power of all of our outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class, would be required to:

     o amend or repeal the provisions of our certificate with respect to (a) the election of directors, (b) the right to call a special shareowners' meeting or (c) the right to act by written consent;

     o    adopt any provision inconsistent with such provisions; or

     o amend or repeal the provisions of our restated certificate of incorporation with respect to amendments to our restated certificate of incorporation or by-laws.

In addition, our restated certificate of incorporation provides that our board of directors may make, alter, amend and repeal our by-laws and that the amendment or repeal by shareowners of any of our by-laws would require the affirmative vote of at least 80 percent of the voting power described above, voting together as a single class.

CONEXANT RIGHTS PLAN

     Each outstanding share of our common stock also evidences one preferred share purchase right. Each preferred share purchase right entitles the registered holder to purchase from us one two-hundredth of a share of Series A Junior Participating Preferred Stock, at $300, subject to adjustment. The description and terms of the preferred share purchase rights are set forth in the rights agreement dated as of November 30, 1998, as amended as of December 9, 1999.

     Until the earlier to occur of (1) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 20 percent or more of the outstanding common stock or (2) 10 business days, or such later date as may be determined by our board of directors prior to such time as any person or group becomes an Acquiring Person, following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20 percent or more of the outstanding common stock, preferred share purchase rights will be attached to common stock and will be owned by the registered owners of common stock.

     The rights agreement provides that, until the preferred share purchase rights are no longer attached to the common stock, or until the earlier redemption or expiration of the preferred share purchase rights:

     o the preferred share purchase rights will be transferred with and only with common stock;

     o certificates representing common stock and statements in respect of shares of common stock registered in book-entry or uncertificated form will contain a notation incorporating the terms of the preferred share purchase rights by reference; and

     o the transfer of any shares of common stock will also constitute the transfer of the associated preferred share purchase rights.

As soon as practicable following the date the preferred share purchase rights are no longer attached to the common stock (the "Distribution Date"), separate certificates evidencing preferred share purchase rights will be mailed to holders of record of common stock as of the close of business on the date the preferred share purchase rights are no longer attached to the common stock and the separate certificates alone will evidence preferred share purchase rights.

     In addition, the rights agreement provides that in connection with the issuance or sale of our common stock following the Distribution Date and prior to the earlier of (1) the date the preferred share purchase rights are redeemed and (2) the date the preferred share purchase rights expire, (a) we will, with respect to common stock issued or sold pursuant to the exercise of stock options or under any employee plan or arrangement in existence prior to the Distribution Date, or upon the exercise, conversion or exchange of securities, notes or debentures (pursuant to the terms thereof) issued by us and in existence prior to the Distribution Date, and (b) we may, in any other case, if deemed necessary or appropriate by the board of directors, issue certificates representing the appropriate number of preferred share purchase rights in connection with such issuance or sale. We will not be obligated to issue any of these certificates if, and to the extent that, we are advised by counsel that the issuance of those certificates would create a significant risk of material adverse tax consequences to us or the person to whom such certificate would be issued or would create a significant risk that the stock options or employee plans or arrangements would fail to qualify for otherwise available special tax treatment. In addition, no certificate will be issued if, and to the extent that, appropriate adjustments otherwise have been made instead of the issuance thereof.

     Preferred share purchase rights will not be exercisable until the Distribution Date. Preferred share purchase rights will expire on December 31, 2008, unless this expiration date is extended or unless preferred share purchase rights are earlier redeemed by us, in each case, as described below.

     The purchase price payable, and the number of shares of Series A junior preferred stock or other securities or property issuable, upon exercise of the preferred share purchase rights will be subject to adjustment from time to time to prevent dilution upon the occurrence of the following events:

     o in the event of a stock dividend on, or a subdivision, combination or reclassification of, Series A junior preferred stock;

     o upon the grant to holders of shares of Series A junior preferred stock of certain rights or warrants to subscribe for or purchase shares of Series A junior preferred stock at a price, or securities convertible into shares of Series A junior preferred stock with a conversion price, less than the then current market price of the shares of Series A junior preferred stock; or

     o upon the distribution to holders of shares of Series A junior preferred stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in shares of Series A junior preferred stock) or of subscription rights or warrants (other than those referred to above).

     The number of outstanding preferred share purchase rights and the number of one two-hundredths of a share of Series A junior preferred stock issuable upon exercise of each preferred share purchase right will also be subject to adjustment in the event of a stock split of common stock or a stock dividend on common stock payable in common stock or subdivisions, consolidations or combinations of common stock occurring, in any such case, prior to the date the preferred share purchase rights are no longer attached to the common stock.

     We cannot redeem shares of Series A junior preferred stock purchasable upon exercise of preferred share purchase rights. Each share of Series A junior preferred stock will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of common stock whenever such dividend is declared. In the event of liquidation, the holders of Series A junior preferred stock will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per share of common stock. Each share of Series A junior preferred stock will have 100 votes, voting together with common stock. In the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each share of Series A junior preferred stock will be entitled to receive 100 times the amount received per share of common stock. These rights will be protected by customary antidilution provisions.

     Because of the nature of the Series A junior preferred stock's dividend, liquidation and voting rights, the value of each one-hundredth interest in a share of Series A junior preferred stock purchasable upon exercise of each preferred share purchase right should approximate the value of one share of common stock.

     In the event that, at any time after a person has become an Acquiring Person, we are acquired in a merger or other business combination transaction or 50 percent or more of our consolidated assets or earning power is sold, proper provision will be made so that each holder of a preferred share purchase right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of a preferred share purchase right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of a preferred share purchase right. In the event that any person becomes an Acquiring Person, proper provision shall be made so that each holder of a preferred share purchase right, other than preferred share purchase rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise, instead of shares of Series A junior preferred stock, that number of shares of common stock having a market value of two times the exercise price of a preferred share purchase right.

     At any time after any person or group of affiliated or associated persons becomes an Acquiring Person, and prior to the acquisition by such person or group of 50 percent or more of the outstanding shares of common stock, our board of directors may exchange preferred share purchase rights (other than preferred share purchase rights owned by such person or group, which will have become void after such person became an Acquiring Person) for common stock or Series A junior preferred stock, in whole or in part, at an exchange ratio of one share of common stock, or two hundredths of a share of Series A junior preferred stock (or of a share of another series of preferred stock having equivalent rights, preferences and privileges), per preferred share purchase right (subject to adjustment).

     With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least one percent. No fractional shares of Series A junior preferred stock will be issued, other than fractions which are integral multiples of one two-hundredth of a share of Series A junior preferred stock, which may, at our election, be evidenced by depository receipts. Instead, an adjustment in cash will be made based on the market price of Series A junior preferred stock on the last trading day prior to the date of exercise.

     At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20 percent or more of the outstanding shares of common stock, our board of directors may redeem preferred share purchase rights in whole, but not in part, at a price of $.01 per preferred share purchase right. The redemption of preferred share purchase rights may be made effective at such time, on such basis and with such conditions as our board of directors may determine, in its sole discretion. Immediately upon any redemption of preferred share purchase rights, the right to exercise preferred share purchase rights will terminate and the only right of the holders of preferred share purchase rights will be to receive the redemption price.

     The terms of preferred share purchase rights may be amended by our board of directors without the consent of the holders of preferred share purchase rights, including an amendment to decrease the threshold at which a person becomes an Acquiring Person from 20 percent to not less than 10 percent, except that from and after such time as any person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of preferred share purchase rights.

     Until a preferred share purchase right is exercised, the holder thereof, as such, will have no rights as a shareowner of Conexant, including, without limitation, the right to vote or to receive dividends.

     The foregoing summary of the material terms of preferred share purchase rights is qualified by reference to the rights agreement, a copy of which is on file with the SEC.

                             SELLING SECURITYHOLDERS

     The shares which may be resold hereunder by the selling securityholders are shares issued by us in connection with the acquisition of all of the outstanding shares of Novanet.

     The shares originally issued to former shareholders of Novanet and to the escrow agent, for the benefit of the former shareholders of Novanet, at the closing of the Novanet acquisition transaction were issued in transactions exempt from the registration requirements of the Securities Act. Selling securityholders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of their shares of our common stock.

     The following table sets forth information, as of October 18, 2000, with respect to the selling securityholders and the shares of common stock beneficially owned by each selling securityholder that may be offered pursuant to this prospectus. The information is based on information provided by or on behalf of the selling securityholders. The selling securityholders may offer all, some or none of the shares of common stock. Because the selling securityholders may offer all or some portion of the common stock, we cannot estimate the amount of the common stock that will be held by the selling securityholders upon termination of any of these sales. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their shares of common stock since the date on which they provided the information regarding their shares in transactions exempt from the registration requirements of the Securities Act. No selling securityholder named in the table below beneficially owns one percent or more of our common stock based on approximately 229,105,077 shares of common stock outstanding on September 29, 2000. Information concerning other selling securityholders will be set forth in prospectus supplements from time to time, if required.

                                 Shares of
                                Common Stock       Shares of
                                Owned Prior        Common Stock
Name                            to the Offering    Offered Hereby
----                            ---------------    --------------
Novacom Technologies Ltd.......    1,163,122         1,163,122

C. Mer Industries Ltd..........       50,344            50,344
Ericsson Microelectronics AB...      805,510           805,510
Total:.........................    2,018,976         2,018,976

     Each of the selling securityholders set forth in the table is a party to the Share and Option Sale and Purchase Agreement dated as of July 19, 2000 with Conexant and Novanet and a Registration Rights Agreement dated as of September 22, 2000 by and among Conexant, Novacom Technologies Ltd., Ericsson Microelectronics AB and C. Mer Industries Ltd.

     All of the shares received by the selling securityholders at the closing of the Novanet acquisition transaction were "restricted securities" under the Securities Act prior to this registration.

     Information concerning the selling securityholders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary.

                              PLAN OF DISTRIBUTION

     The selling securityholders and their successors, which term includes their transferees, pledgees or donees or their successors, may sell the common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

     The common stock may be sold in one or more transactions at:

     o    fixed prices,

     o    prevailing market prices at the time of sale,

     o    prices related to the prevailing market prices,

     o    varying prices determined at the time of sale, or

     o    negotiated prices.

     These sales may be effected in transactions:

     o on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale, including the Nasdaq National Market,

     o    in the over-the-counter market,

     o otherwise than on such exchanges or services or in the over-the-counter market,

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
     o through the writing of options, whether the options are listed on an options exchange or otherwise, or

     o    through the settlement of short sales.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as agent on both sides of the trade. The selling securityholders may also make a dividend distribution of the common stock to their shareholders.

     In connection with the sale of the common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions. These broker-dealers or financial institutions may in turn engage in short sales of the common stock in the course of hedging the positions they assume with selling securityholders. The selling securityholders may also sell the common stock short and deliver these securities to close out such short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities.

     The aggregate proceeds to the selling securityholders from the sale of the common stock offered by them hereby will be the purchase price of the common stock less discounts and commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from the offering of shares by the selling securityholders.

     Our outstanding common stock is listed for trading on the Nasdaq National Market.

     In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers.

     The selling securityholders and any broker-dealers or agents that participate in the sale of the common stock may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act. Profits on the sale of the common stock by selling securityholders and any discounts, commissions or concessions received by any broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. Selling securityholders who are deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

     The selling securityholders and any other person participating in a distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder. Regulation M of the Exchange Act may limit the timing of purchases and sales of any of the securities by the selling securityholders and any other person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. The selling securityholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of such provisions.

     To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholder and any underwriter, broker-dealer or agent regarding the sale of the common stock by the selling securityholders.

     A selling securityholder may decide not to sell any common stock described in this prospectus. We cannot assure you that any selling securityholder will use this prospectus to sell any or all of the common stock. Any securities covered by this prospectus which qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. In addition, a selling securityholder may transfer, devise or gift the common stock by other means not described in this prospectus.

     With respect to a particular offering of the common stock, to the extent required, an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part will be prepared and will set forth the following information:

     o    the specific shares of common stock to be offered and sold,

     o    the names of the selling securityholders,

     o the respective purchase prices and public offering prices and other material terms of the offering,

     o the names of any participating agents, broker-dealers or underwriters, and

     o any applicable commissions, discounts, concessions and other items constituting compensation from the selling securityholders.

     The Novanet registration rights provide that the Novanet selling securityholders and Conexant will indemnify each other and their respective officers, directors, stockholders, partners, employees, agents and controlling persons against specific liabilities in connection with the offer and sale of the common stock, including liabilities under the Securities Act, or will be entitled to contribution in connection with those liabilities. We will pay all of our expenses and specified expenses incurred by the selling securityholders incidental to the registration of the common stock and the public offering in connection therewith, but the selling securityholders will be responsible for payment of their own underwriting discounts or commissions, selling or placement agent or broker fees and commissions, and transfer taxes, if any.

                                  LEGAL MATTERS

     The validity of the issuance of the shares of our common stock offered by this prospectus has been passed upon for us by Jasmina Theodore Boulanger, Associate General Counsel and Assistant Secretary of Conexant.

                                     EXPERTS

     The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from the Conexant Systems, Inc. Annual Report on Form 10-K for the fiscal year ended September 30, 1999 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of Maker Communications, Inc. incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said reports.

                         HOW TO OBTAIN MORE INFORMATION

     In accordance with the Exchange Act, we file reports, proxy and information statements and other information with the Securities and Exchange Commission. You may read and copy these reports, proxy and information statements and other information that we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet site that contains reports, proxy and information statements and other information regarding registrants (including Conexant) that file electronically with the SEC (http://www.sec.gov). Our internet site is http://www.conexant.com.

     You also may inspect reports, proxy statements and other information about Conexant at the offices of the Nasdaq Stock Market, Inc. National Market System, 1735 K Street, N.W., Washington, D.C. 20006-1500.

     We have filed with the SEC a registration statement on Form S-3 under the Securities Act. This prospectus does not contain all of the information in the registration statement. We have omitted certain parts of the registration statement, as permitted by the rules and regulations of the SEC. You may inspect and copy the registration statement, including exhibits, at the SEC's public reference room or internet site. Our statements in this prospectus about the contents of any contract or other document are not necessarily complete. You should refer to the copy of each contract or other document we have filed as an exhibit to the registration statement for complete information.

     The SEC's rules allow us to "incorporate by reference" into this prospectus the information we file with the SEC. This means that we can disclose important information to you by referring you to those filings. This information we incorporate by reference is considered a part of this prospectus, and subsequent information that we file with the SEC will automatically update and supersede this information. Any such information so modified or superseded will not constitute a part of this prospectus, except as so modified or superseded. We incorporate by reference the following documents and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the offering of securities by this prospectus is completed:

     o Our Annual Report on Form 10-K for the fiscal year ended September 30, 1999 (including the portions of our Proxy Statement for our 2000 Annual Meeting of Shareowners that are incorporated therein by reference);

     o    Our Quarterly Report on Form 10-Q for the quarter ended December 31,
          1999;

     o    Our Quarterly Report on Form 10-Q for the quarter ended March 31,
          2000;

     o    Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000;

     o Our Current Report on Form 8-K dated January 4, 2000, as amended by our Current Report on Form 8-K/A dated January 11, 2000;

     o    Our Current Report on Form 8-K dated February 16, 2000;

     o    Our Current Report on Form 8-K dated March 10, 2000;

     o    Our Current Report on Form 8-K dated April 3, 2000;

     o    Our Current Report on Form 8-K dated April 12, 2000;

     o    Our Current Report on Form 8-K dated May 17, 2000;

     o    Our Current Report on Form 8-K dated May 23, 2000;

     o    Our Current Report on Form 8-K dated May 30, 2000;

     o    Our Current Report on Form 8-K dated June 13, 2000;

     o    Our Current Report on Form 8-K dated June 27, 2000;

     o    Our Current Report on Form 8-K dated June 29, 2000;

     o    Our Current Report on Form 8-K dated July 19, 2000;

     o    Our Current Report on Form 8-K dated August 8, 2000;

     o    Our Current Report on Form 8-K dated September 14, 2000;

     o    Our Current Report on Form 8-K dated September 22, 2000;

     o    Our Current Report on Form 8-K dated September 28, 2000; and

     o The description of the Company's Common Stock contained in Item 11 of the Company's Registration Statement on Form 10, as amended (File Number 000-24923), dated December 1, 1998, as amended by Part II, Item 2 of our Quarterly Report on Form 10-Q for the quarter ended December 31, 1999.

     Upon written or oral request, we will provide you with a copy of any of the incorporated documents without charge (not including exhibits to the documents unless the exhibits are specifically incorporated by reference into the documents). You may submit such a request for this material to Office of the Secretary, Conexant Systems, Inc., 4311 Jamboree Road, Newport Beach, California 92660-3095 (telephone number (949) 483-4600).

                           FORWARD-LOOKING STATEMENTS

     In addition to historical information, this prospectus and the documents incorporated by reference in this document contain statements relating to our future results. These statements include certain projections and business trends which are "forward looking" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date of this prospectus. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

     Our actual results may differ materially from projected results as a result of certain risks and uncertainties. These risks and uncertainties include, without limitation, those described under "Risk Factors" as well as those set forth below and those detailed from time to time in our filings with the SEC:

     o global and market conditions, including, without limitation, the cyclical nature of the semiconductor industry and the markets related to our products and those of our customers;

     o    demand for and market acceptance of new and existing products;

     o    successful development of new products;

     o    timing of new product introductions;

     o successful integration of Novanet, as well the successful integration of our other recent acquisitions;

     o    availability and extent of use of manufacturing capacity;

     o    pricing pressures and other competitive factors;

     o    changes in product mix;

     o    fluctuations in manufacturing yields;

     o    product obsolescence;

     o our ability to develop and implement new technologies and to obtain protection of the related intellectual property;

     o    the successful implementation of our diversification strategy;

     o    our labor relations and those of our customers and suppliers;

     o our estimates of the fair value of the assets and liabilities acquired;

     o    changes in state or federal legislation or regulation;

     o    uncertainties of litigation; and

     o    other risks and uncertainties.

                                 ---------------

The Conexant logo is a trademark of Conexant Systems, Inc. Other brands, names and trademarks contained in this prospectus are the property of their respective owners.

===============================================================================

                             CONEXANT SYSTEMS, INC.

                                  COMMON STOCK

           (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)




                                 ---------------

                                   PROSPECTUS

                                 ---------------




     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROSPECTUS. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF THIS PROSPECTUS. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED.

===============================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

                      -------------------------------------

Item 14.  Other Expenses of Issuance and Distribution.

     The following table sets forth the estimated costs and expenses, payable by the registrant in connection with the offering of the securities being registered.

                                                            Amount

Commission registration fee......................      $    15,803
*Printing .......................................      $     5,000
*Accounting fees and expenses....................      $    10,000
*Legal fees and expenses.........................      $    40,000
*Miscellaneous expenses..........................      $     5,000

                         *Total..................      $    75,803

------------
* Estimated

Item 15.  Liability and Indemnification of Directors and Officers.

     The Delaware General Corporation Law permits Delaware corporations to eliminate or limit the monetary liability of directors for breach of their fiduciary duty of care, subject to certain limitations. Our restated certificate of incorporation provides that our directors are not liable to Conexant or its shareowners for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director's duty of loyalty to Conexant or its shareowners, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for willful or negligent violation of the laws governing the payment of dividends or the purchase or redemption of stock or (4) for any transaction from which a director derived an improper personal benefit.

     The Delaware General Corporation Law provides for indemnification of directors, officers, employees and agents subject to certain limitations. Our by-laws and the appendix thereto provide for the indemnification of our directors, officers, employees and agents to the extent permitted by Delaware law. Our directors and officers are insured against certain liabilities for actions taken in such capacities, including liabilities under the Securities Act.

Item 16.  Index to Exhibits.

4.a Restated Certificate of Incorporation, as amended, of Conexant, filed as Exhibit 3.1 to Conexant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, is incorporated herein by reference.

4.b Amended By-Laws of Conexant, filed as Exhibit 4.2 to Conexant's Registration Statement on Form S-8 (Registration No. 333-68755), are incorporated herein by reference.

4.c Specimen certificate for Common Stock, par value $1 per share, filed as Exhibit 4.3 to Conexant's Registration Statement on Form 10 (File No. 000-24923), is incorporated herein by reference.

4.d.1 Rights Agreement, dated as of November 30, 1998, by and between Conexant and ChaseMellon Shareholder Services, L.L.C., as rights agent, filed as Exhibit 4.4 to Conexant's Registration Statement on Form S-8 (Registration No. 333-68755), is incorporated herein by reference.

4.d.2 First Amendment to Rights Agreement, dated as of December 9, 1999, filed as Exhibit 4.1 to Conexant's Quarterly Report on Form 10-Q for the quarter ended December 31, 1999, is incorporated herein by reference.

4.e Registration Rights Agreement dated as of September 22, 2000 by and among Conexant, Novacom Technologies Ltd., Ericsson Microelectronics AB and C. Mer Industries Ltd.

4.f.1 Novanet Semiconductor Ltd. Employee Shares Option Plan, adopted by the Novanet Board of Directors on December 22, 1998.

4.f.2 Amendment to Novanet Semiconductor Ltd. Employee Shares Option Plan, adopted by the Novanet Board of Directors on July 19, 2000.

5 Opinion of Jasmina Theodore Boulanger, Esq., Associate General Counsel and Assistant Secretary of Conexant.

23.a      Consent of Deloitte & Touche LLP, independent auditors.

23.b      Consent of Arthur Andersen LLP, independent public accountants.

23.c Consent of Jasmina Theodore Boulanger, Esq., contained in her opinion filed as Exhibit 5 to this Registration Statement.

24 Power of Attorney authorizing certain persons to sign this Registration Statement on behalf of certain directors and officers of Conexant (included on signature page).


Item 17.  Undertakings.

A. The Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     provided, however, that clauses (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to
     Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

B. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newport Beach, State of California, on the 19th day of October, 2000.

                                             CONEXANT SYSTEMS, INC.

                                             By /s/ Dwight W. Decker
                                                -----------------------------
                                                (Dwight W. Decker, Chairman and
                                                   Chief Executive Officer)

                                POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below on this Registration Statement hereby constitutes and appoints DENNIS E. O'REILLY, JASMINA THEODORE BOULANGER and PETER R. KOLYER, and each of them singly, his true and lawful attorneys-in-fact and agents, with full power to them and each of them (including full power of substitution and resubstitution) (1) to sign for him and in his name and in the capacity or capacities indicated below any and all amendments (including post-effective amendments) and supplements to this Registration Statement to be filed by Conexant Systems, Inc. (the "Company") with the Securities and Exchange Commission (the "Commission") and (2) any subsequent registration statement to be filed by the Company pursuant to Section 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Commission, granting unto said attorneys-in-fact and agents and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED ON THE 19TH DAY OF OCTOBER, 2000 BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED:

          SIGNATURE                               TITLE

                               Chairman of the Board and Chief Executive Officer
/s/ Dwight W. Decker               (principal executive officer) and Director
----------------------------
     Dwight W. Decker

/s/ Donald R. Beall                              Director
----------------------------
     Donald R. Beall

/s/ Richard M. Bressler                          Director
----------------------------
     Richard M. Bressler

/s/ F. Craig Farrill                             Director
-----------------------------
     F. Craig Farrill

/s/ Jerre L. Stead                               Director
-----------------------------
     Jerre L. Stead

/s/ Balakrishnan S. Iyer       Senior Vice President and Chief Financial Officer
-----------------------------           (principal financial officer)
     Balakrishnan S. Iyer

/s/ Steven M. Thomson                   Vice President and Controller
-----------------------------          (principal accounting officer)
     Steven M. Thomson

                                  EXHIBIT INDEX
                                                                         Page
                                                                        Number
                                                                        ------
4.a Restated Certificate of Incorporation, as amended, of Conexant, filed as Exhibit 3.1 to Conexant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, is incorporated herein by reference.

4.b Amended By-Laws of Conexant, filed as Exhibit 4.2 to Conexant's Registration Statement on Form S-8 (Registration No. 333-68755), is incorporated herein by reference.

4.c Specimen certificate for Common Stock, par value $1 per share, filed as Exhibit 4.3 to Conexant's Registration Statement on Form 10 (File No. 000-24923), are incorporated herein by reference.

4.d.1 Rights Agreement, dated as of November 30, 1998, by and between Conexant and ChaseMellon Shareholder Services, L.L.C., as rights agent, filed as Exhibit 4.4 to Conexant's Registration Statement on Form S-8 (Registration No. 333-68755), is incorporated herein by reference.

4.d.2 First Amendment to Rights Agreement, dated as of December 9, 1999, filed as Exhibit 4.1 to Conexant's Quarterly Report on Form 10-Q for the quarter ended December 31, 1999, is incorporated herein by reference.

4.e Registration Rights Agreement dated as of September 22, 2000 by and among Conexant, Novacom Technologies Ltd., Ericsson Microelectronics AB and C. Mer Industries Ltd.

4.f.1 Novanet Semiconductor Ltd. Employee Shares Option Plan, adopted by the Novanet Board of Directors on December 22, 1998.

4.f.2 Amendment to Novanet Semiconductor Ltd. Employee Shares Option Plan, adopted by the Novanet Board of Directors on July 19, 2000.

5 Opinion of Jasmina Theodore Boulanger, Esq., Associate General Counsel and Assistant Secretary of Conexant.

23.a  Consent of Deloitte & Touche LLP, independent auditors.

23.b  Consent of Arthur Andersen LLP, independent public accountants.

23.c Consent of Jasmina Theodore Boulanger, Esq., contained in her opinion filed as Exhibit 5 to this Registration Statement.

24 Power of Attorney authorizing certain persons to sign this Registration Statement on behalf of certain directors and officers of Conexant (included on signature page).